EXHIBIT 23.2

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Stockholders of AMERCO

The audits referred to in our report dated August 18, 2003 relating to the consolidated financial statements of AMERCO, and subsidiaries and SAC Holdings Corporation and its subsidiaries and SAC Holdings Corporation II and its subsidiaries which is incorporated in Item 8 of the Form 10-K by reference to the annual report to stockholders for the year ended March 31, 2003 included the audit of the financial statement schedules listed in the accompanying index. These financial statement schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statement schedules based upon our audits.

In our opinion such financial statement schedules present fairly, in all material respects, the information set forth therein.

/s/ BDO Seidman, LLP

Los Angeles, California

August 18, 2003